UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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 FORM 144
 NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION : Transmit for filing three copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

(Print or Type Responses)

1. NAME OF ISSUER (please type or print) Metalline Mining Co	2.IRS IDENT NO 91-1766677	(c) SEC File No 0-27667	TELEPHONE NUMBER 208-665-2002
ADDRESS OF ISSUEER STREET CITY STATE ZIP CODE 1330 E. Margaret Ave. Coeur D Alene ID 83815
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Passport Materials Master Fund, LP	(b) IRS IDENT NO 98-0484269	(c) RELATIONSHIP TO ISSUER N/A	(d) ADDRESS c/o Passport Management, LLC 30 Hotaling Place, Ste 300 San Francisco, CA 94111

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker- Dealer File Number	(c) Number of Shares or Other Units To Be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale	(g) Name of Each Securities Exchange
Common	UBS 677 Washington Blvd Stamford, CT 06901		15,000	44,250	38,728,603	Sept 27, 2007	AMEX

INSTRUCTIONS:

1

TABLE 1 – SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold
And with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	March 1, 2006	Purchased from another account managed by the same investment manager. The prior account purchased the shares on February 16, 2006 through a private placement directly from the company.	Passport Master Fund, LP	375,000	March 1, 2006	Funds wire transferred from custodial account of buyer to seller.

INSTRUCTIONS:

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Instructions:	Attention:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given only as To the person for whose account the securities are to be sold but also as to all other persons Included in that definition. In addition, information shall be given as to sales by all persons Whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the Account of the person filing this notice.

The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

PASSPORT MATERIALS MASTER FUND, LP
By: PASSPORT ADVISORS, LP
As General Partner

By: PASSPORT HOLDINGS, LLC
As General Partner
September 26, 2007
By: Passport CAPITAL, LLC
DATE OF NOTICE	As Managing Member

By: /S/ John H. Burbank III
Managing Member

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.